SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056

(Title of Class of Securities)

816645105

(CUSIP Number)

James B. Alderman

1099 West Front Street

Boise, Idaho 83702

(208) 780-7316

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on following pages)

CUSIP No. 816645105	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS: Simplot Taiwan Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☒ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,752,334[1]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,445,299[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,752,334[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.3%[3]
14.	TYPE OF REPORTING PERSON (See Instructions): CO

[1]

Represents beneficial ownership of 3,752,334 shares of Common Stock, par value $0.0000056 (“Shares”), of SemiLEDs Corporation (the “Issuer”), consisting of (i) 2,445,299 Shares held of record by Simplot Taiwan Inc. (“Simplot Taiwan”), a wholly owned subsidiary of J.R. Simplot Company (“Simplot Company”), (ii) 31,036 Shares held of record by JRS Properties III LLLP (“JRS Properties”) and which may be attributable to Simplot Taiwan pursuant to a Voting Agreement dated June 3, 2024 (the “Voting Agreement”), by and among Simplot Taiwan, JRS Properties, Trung Tri Doan (“Doan”) and The Trung Tri Doan 2010 GRAT (the “Doan GRAT”), of which Doan is sole trustee, and (iii) 1,148,858 Shares held of record by Doan and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement.

[2]	Consists of 2,445,299 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company.

[3]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 7,175,238 Shares outstanding as of April 3, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2024.

CUSIP No. 816645105	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS: J.R. Simplot Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☒ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,752,334[4]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,445,299[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,752,334[4]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.3%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): CO-HC

[4]

Represents beneficial ownership of 3,752,334 Shares consisting of (i) 2,445,299 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company, (ii) 31,036 Shares held of record by JRS Properties and which may be attributable to Simplot Company by virtue of its ownership and control of Simplot Taiwan, a party to the Voting Agreement, (iii) 1,148,858 Shares held of record by Doan and which may be attributable to Simplot Company by virtue of its control of Simplot Taiwan, which is a party to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Simplot Company by virtue of its control of Simplot Taiwan, a party to the Voting Agreement.

[5]	Consists of 2,445,299 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company.
[6]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 7,175,238 Shares outstanding as of April 3, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 12, 2024.

CUSIP No. 816645105	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS: JRS Properties III LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☒ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,752,334[7]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 31,036[8]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,752,334[7]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.3%[9]
14.	TYPE OF REPORTING PERSON (See Instructions): PN

[7]

Represents beneficial ownership of 3,752,334 Shares consisting of (i) 2,445,299 Shares held of record by Simplot Taiwan and which may be attributable to JRS Properties pursuant to the Voting Agreement, (ii) 31,036 Shares held of record by JRS Properties, (iii) 1,148,858 Shares held of record by Doan and which may be attributable to JRS Properties pursuant to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to JRS Properties pursuant to the Voting Agreement.

[8]	Consists of 31,036 Shares held of record by JRS Properties.
[9]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 7,175,238 Shares outstanding as of April 3, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 12, 2024.

CUSIP No. 816645105	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS: JRS Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☒ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,752,334[10]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 31,036[11]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,752,334[10]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.3%[12]
14.	TYPE OF REPORTING PERSON (See Instructions): HC

[10]

Represents beneficial ownership of 3,752,334 Shares consisting of (i) 31,036 Shares held of record by JRS Properties, of which JRS Management L.L.C. (“JRS Management”) is the sole general partner, (ii) 2,445,299 Shares held of record by Simplot Taiwan and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement, (iii) 1,148,858 Shares held of record by Doan and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement. JRS Management is the general partner of JRS Properties.

[11]	Consists of 31,036 Shares held of record by JRS Properties.
[12]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 7,175,238 Shares outstanding as of April 3, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 12, 2024.

CUSIP No. 816645105	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS: Scott R. Simplot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☒ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,752,334[13]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,476,335[14]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,752,334[13]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.3%[15]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[13]

Represents beneficial ownership of 3,752,334 Shares consisting of (i) 2,445,299 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company of which Scott R. Simplot (“Mr. Simplot”) is Chairman, (ii) 31,036 Shares held of record by JRS Properties, of which Mr. Simplot is one of the managers of the sole general partner, JRS Management, (iii) 1,148,858 Shares held of record by Doan and which may be attributable to Mr. Simplot by virtue of his relationships with Simplot Taiwan and JRS Properties, both of which are parties to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Mr. Simplot by virtue of his relationships with Simplot Taiwan and JRS Properties, both of which are parties to the Voting Agreement. Mr. Simplot is the Chairman of Simplot Company and a manager of JRS Management. Accordingly, Mr. Simplot may be deemed to have shared voting power over the Shares set forth on Row 8 and shared dispositive power over the Shares set forth on Row 10. Mr. Simplot is also a director of the issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

[14]

Consists of (i) 2,445,299 shares held of record by Simplot Taiwan and (ii) 31,036 Shares held of record by JRS Properties. Mr. Simplot is the Chairman of Simplot Company and a manager of JRS Management. Accordingly, Mr. Simplot may be deemed to have shared dispositive power of the Shares set forth on Row 10. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

[15]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 7,175,238 Shares outstanding as of April 3, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 12, 2024.

CUSIP No. 816645105	Page 7 of 12 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements (i) the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2020 by the Reporting Persons (as defined herein), (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2020, and (iii) the Amendment No. 2 to Schedule 13D filed with the SEC on January 8, 2024 (as amended, the “Original Schedule 13D”), with respect to shares of Common Stock of SemiLEDs Corporation, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the Common Stock, par value $0.0000056 per share, of the Issuer (the “Common Stock”). The address of the principal executive offices of the Issuer is 3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

“(a), (f) This Schedule 13D is being jointly filed by the following “Reporting Persons”:

i.	Simplot Taiwan Inc., an Idaho corporation (“Simplot Taiwan”);

ii.	J.R. Simplot Company, a Nevada corporation (“Simplot Company”);

iii.	JRS Properties III LLLP, an Idaho limited liability limited partnership (“JRS Properties”);

iv.	JRS Management, L.L.C., an Idaho limited liability company (“JRS Management”); and

v.	Scott R. Simplot (“Mr. Simplot”), a citizen of the United States of America.

Simplot Taiwan is wholly owned by Simplot Company. Mr. Simplot is the Chairman of Simplot Company and a manager of JRS Management.

Stephen A. Beebe (“Mr. Beebe”), a manager of JRS Management, is a citizen of the United States of America.

The Reporting Persons entered into a Joint Filing Agreement dated February 28, 2020, a copy of which is incorporated by reference to Exhibit 99.1 to the Original Schedule 13D.

(b)	The address of the principal business office of each of the Reporting Persons and of Mr. Beebe is 1099 West Front Street, Boise, Idaho 83702.

(c)

Simplot Taiwan and Simplot Company is each engaged in the food and agribusiness industry as its principal business. JRS Properties is engaged in the business of real estate development and investment as its principal business. JRS Management is engaged in the business of estate planning as its principal business. The principal occupation of Mr. Simplot is serving as Chairman of Simplot Company. The principal occupation of Mr. Beebe is serving as a manager of JRS Properties and as a director of Simplot Company.

(d)–(e)

During the past five years, none of the Reporting Persons or Mr. Beebe (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as follows:

CUSIP No. 816645105	Page 8 of 12 Pages

“Simplot Company and the Issuer entered into a Convertible Unsecured Promissory Note on November 25, 2019 (as amended from time to time, the “Note”), having an original principal amount of $1,500,000, and which was convertible into Common Stock at any time at a conversion price of $1.31 per share of Common Stock. The Note was purchased with funds of Simplot Company held for investment purposes. On February 20, 2020, Simplot Company assigned the Note to Simplot Taiwan for no consideration. On May 26, 2020, Simplot Taiwan converted $300,000 of the principal amount of the Note into 100,000 shares of Common Stock. On January 8, 2024 (the “Effective Date”), Simplot Taiwan converted (i) $1,200,000 of the principal amount of the Note and (ii) $175,529 of accrued interest under the Note into an aggregate of 1,050,022 shares of Common Stock. As of the Effective Date, all amounts due and payable under the Note have been satisfied.

On the Effective Date, Simplot Taiwan received an additional 305,343 shares of Common Stock as a payment of interest pursuant to a Loan Agreement between the Issuer and Simplot Company dated January 8, 2019, as amended on January 16, 2021, January 14, 2022, January 13, 2023 and January 7, 2024 (the “Loan Agreement”).

Previously, Simplot Taiwan and JRS Properties (together, the “Simplot Stockholders”) received shares of Common Stock via conversion of their shares of Preferred Stock in the Issuer upon the effectiveness of the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 8, 2010. Such shares of Preferred Stock were purchased with funds of Simplot Taiwan and JRS Properties held for investment purposes.

The aggregate of 2,445,299 shares of Common Stock held by Simplot Taiwan and 31,036 shares of Common Stock held by JRS Properties are collectively referred to in this Schedule 13D as the “Simplot Shares.”

This Schedule 13D also reflects in response to various Items of this Schedule 13D and in rows 8 and 13 to each of the cover pages to this Schedule 13D an aggregate of 1,148,858 shares of Common Stock held of record by Trung Tri Doan (“Doan”) and 127,141 shares of Common Stock held of record by The Trung Tri Doan 2010 GRAT (the “Doan GRAT”), of which Doan is the sole trustee (Doan and the Doan GRAT, collectively, the “Doan Stockholders” and the shares held by the Doan Stockholders, the “Doan Shares”), pursuant to the entry into a Voting Agreement dated June 3, 2024 (the “Voting Agreement”), by and among Simplot Taiwan, JRS Properties, Trung Tri Doan and the Doan GRAT. Doan has addressed the source and amount of funds related to the Doan Shares and other factual matters related to the Doan Shares in the Schedule 13D/A filed by Doan on January 16, 2024 with the Securities and Exchange Commission (the “Doan 13D/A”), and all information related to the Doan Shares included in this Schedule 13D is based upon the information included in such Doan 13D/A and representations of Doan and the Doan GRAT included in the Voting Agreement. None of the Reporting Persons or Mr. Beebe has any pecuniary interest in the Doan Shares.

This Item 3 is not applicable to Mr. Beebe.”

ITEM 4. PURPOSE OF TRANSACTION

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as follows:

“Simplot Company purchased the Note for investment purposes. Simplot Taiwan accepted receipt of the Note as assignee from Simplot Company for investment purposes, and subsequently converted the Note for investment purposes. The Simplot Stockholders entered into the Voting Agreement with the Doan Stockholders for the purpose of acting together to vote the Simplot Shares and the Doan Shares in accordance with the terms of the Voting Agreement, with the effect that (i) the Company would be considered a “controlled company” as defined by Rule 5615(c)(1) of The Nasdaq Stock Market LLC Rules (the “Nasdaq Rules”) as of the date of the Voting Agreement, and (ii) such parties are deemed to have formed a “group” as defined by Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b) promulgated thereunder,

As of the date hereof, none of the Reporting Persons or Mr. Beebe has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as Mr. Simplot may be expected to consider in the course of his service on the Board of Directors of the Issuer and as the Reporting Persons may consider in their capacities as stockholders of the Issuer, together with the Doan Stockholders pursuant to the terms of the Voting Agreement, when a matter is presented by the Issuer to such Reporting Persons for a stockholder vote.

CUSIP No. 816645105	Page 9 of 12 Pages

The Reporting Persons reserve the right to change their plans and intentions with respect to the Issuer and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth in Items 2 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b)

Simplot Taiwan may be considered the beneficial owner of 3,752,334 shares of Common Stock, representing approximately 52.3% of the total outstanding shares of Common Stock, as calculated based on the information included in the footnotes to the cover page of this Schedule 13D for Simplot Taiwan, and consisting of (i) 2,445,299 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, (iii) 1,148,858 shares held of record by Doan which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement. Simplot Taiwan does not have sole voting or dispositive power over any such shares. Rather, Simplot Taiwan shares voting power over such shares with Simplot Company and Mr. Simplot, and pursuant to the Voting Agreement, with JRS Properties, Doan and the Doan GRAT. Simplot Taiwan shares dispositive power over 2,445,299 of such shares with Simplot Company and Mr. Simplot.

Simplot Company may be considered the beneficial owner of 3,752,334 shares of Common Stock, representing approximately 52.3% of the total outstanding shares of Common Stock, as calculated based on the information included in the footnotes to the cover page of this Schedule 13D for Simplot Company, and consisting of (i) 2,445,299 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties and which may be attributable to the Simplot Company pursuant to the Voting Agreement, (iii) 1,148,858 shares held of record by Doan and which may be attributable to the Simplot Company pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to the Simplot Company pursuant to the Voting Agreement. Simplot Company does not have sole voting or dispositive power over any such shares. Rather, Simplot Company shares voting power over such shares with Simplot Taiwan and Mr. Simplot and, pursuant to the Voting Agreement, with JRS Properties, Doan and the Doan GRAT. Simplot Company shares dispositive power over 2,445,299 of such shares with Simplot Taiwan and Mr. Simplot.

JRS Properties may be considered the beneficial owner of 3,752,334 shares of Common Stock, representing approximately 52.3% of the total outstanding shares of Common Stock, as calculated based on the information included in the footnotes to the cover page of this Schedule 13D for JRS Properties, and consisting of (i) 31,036 shares held of record by JRS Properties, (ii) 2,445,299 shares held of record by Simplot Taiwan and which may be attributable to JRS Properties pursuant to the Voting Agreement, (iii) 1,148,858 shares held of record by Doan and which may be attributable to JRS Properties pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to JRS Properties pursuant to the Voting Agreement. JRS Properties does not have sole voting or dispositive power over any such shares. Rather, JRS Properties shares voting power over such shares with JRS Management, Mr. Simplot and Mr. Beebe, the other manager of JRS Management, and pursuant to the Voting Agreement, with Simplot Taiwan, Simplot Company, Doan and the Doan GRAT. JRS Properties shares dispositive power over 31,036 of such shares with JRS Management and Mr. Simplot, as well as with Mr. Beebe.

CUSIP No. 816645105	Page 10 of 12 Pages

JRS Management may be considered the beneficial owner of 3,752,334 shares of Common Stock, representing approximately 52.3% of the total outstanding shares of Common Stock, as calculated based on the information included in the footnotes to the cover page of this Schedule 13D for JRS Management, and consisting of (i) 31,036 shares held of record by JRS Properties, of which JRS Management is sole general partner, (ii) 2,445,299 shares held of record by Simplot Taiwan and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement, (iii) 1,148,858 shares held of record by Doan and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement. JRS Management is the general partner of JRS Properties and does not have sole voting or dispositive power over any such shares. Rather, pursuant to its control over JRS Properties, which is a party to the Voting Agreement, JRS Management may be considered to share voting power over such shares with JRS Properties, as well as with Mr. Simplot, Mr. Beebe, Simplot Taiwan, Simplot Company, Doan and the Doan GRAT. JRS Management shares dispositive power over 31,036 of such shares with JRS Management and Mr. Simplot, as well as with Mr. Beebe.

Mr. Simplot may be considered the beneficial owner of 3,752,334 shares of Common Stock, representing approximately 52.3% of the total outstanding shares of Common Stock, as calculated based on the information included in the footnotes to the cover page of this Schedule 13D for Mr. Simplot, and consisting of (i) 2,445,299 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties, (iii) 1,148,858 shares held of record by Doan and which may be attributable to Mr. Simplot by virtue of his relationships with JRS Properties and Simplot Taiwan, who are parties to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to Mr. Simplot by virtue of his relationships with JRS Properties and Simplot Taiwan, which are parties to the Voting Agreement. Mr. Simplot does not have sole voting or dispositive power over any such shares.

Rather, Mr. Simplot may be considered to share voting power over such shares with Simplot Taiwan, Simplot Company and JRS Properties, and pursuant to his relationships with Simplot Taiwan and JRS Properties, which are parties to the Voting Agreement, Doan and the Doan GRAT. Mr. Simplot shares dispositive power over 2,476,335 of such shares with Simplot Taiwan, Simplot Company and JRS Management, as well as with Mr. Beebe. Mr. Simplot also serves on the Board of Directors of the Issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Mr. Beebe, as a manager of JRS Management, may be considered the beneficial owner of 31,036 shares held of record by JRS Properties, of which JRS Management is the sole general partner.

Pursuant to the Voting Agreement, the Reporting Persons, together with Doan and the Doan GRAT, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and for purposes of qualifying the Issuer as a “controlled company” pursuant to the Nasdaq Rules.

(c)

On June 3, 2024, Simplot Taiwan, JRS Properties, Doan and the Doan GRAT, entered into the Voting Agreement with respect to voting their respective shares of Common Stock, as described further in Item 6.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares beneficially owned by the Rerporting Persons.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as follows:

“The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Simplot Company owns 100% of the common stock of Simplot Taiwan. JRS Management is the general partner of JRS Properties. Mr. Simplot is Chairman of Simplot Company, is a manager of JRS Management and serves as a director of the Issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Simplot does not have any pecuniary interest in the Doan Shares.

CUSIP No. 816645105	Page 11 of 12 Pages

On June 3, 2024, Simplot Taiwan, JRS Properties, Doan and the Doan GRAT, (each, a “Party” and collectively, the “Parties”), entered into the Voting Agreement, pursuant to which the Parties agreed to act unanimously in voting on all matters presented by the Issuer to its shareholders for a vote thereby, which Voting Agreement resulted in the Issuer becoming a “controlled company” under the Nasdaq Rules as of its effective date. The Voting Agreement applies to shares of Common Stock held by the Parties as of the effective date of the Voting Agreement as well as all shares subsequently acquired by the Parties. The Voting Agreement grants the Simplot Stockholders sole and absolute authority to decide any matter in the event that the Parties are unable to reach a unanimous decision on any voting matter governed by the Voting Agreement.

The Voting Agreement may be terminated by any Party upon at least ten days’ written notice to the other Parties, and the Agreement automatically terminates upon the earliest to occur of any of the following events: (i) the Simplot Stockholders or the Doan Stockholders no longer own any securities of the Issuer; (ii) the sale of all or substantially all of the Issuer’s assets; (iii) the dissolution, insolvency or liquidation of the Issuer; (iv) the death, bankruptcy, insolvency or dissolution of any of the Simplot Stockholders or Doan Stockholders; or (v) the Parties’ joint written agreement to terminate the Voting Agreement. In addition, the Agreement may be terminated by the Simplot Stockholders with immediate effect upon a material breach of the terms of the Voting Agreement by any of the Doan Stockholders upon notice thereof, and may be terminated by the Doan Stockholders with immediate effect upon a material breach of the terms of the Voting Agreement by the Simplot Stockholders upon notice thereof.

The Voting Agreement does not prohibit any Party from selling or otherwise transferring any or all of the shares of the Issuer owned by such Party, and each Party retains the right, at such Party’s sole discretion, to sell, assign, transfer, pledge, or otherwise dispose of any or all of any shares of the Issuer held by such Party, subject to compliance with applicable federal and state securities laws and any other legal obligations.

All of the Reporting Persons are parties to a Joint Filing Agreement dated February 28, 2020.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Voting Agreement dated June 3, 2024, by and among Simplot Taiwan, JRS Properties, Doan and the Doan GRAT.

Exhibit 99.2	Joint Filing Agreement dated February 28, 2020 (incorporated by reference to the Original Schedule 13D).

CUSIP No. 816645105	Page 12 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024

SIMPLOT TAIWAN INC.

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Director

J.R. SIMPLOT COMPANY

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Chairman

JRS PROPERTIES III LLLP

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Manager, JRS Management

JRS MANAGEMENT L.L.C.

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Manager

SCOTT R. SIMPLOT

/s/ Scott R. Simplot